

Mail Stop 3561

February 4, 2016

Alan C. Heitmann
Chief Financial Officer
Ferrellgas Partners, L.P.
7500 College Blvd. Suite 1000
Overland Park, KS 66210

> **Re:** **Ferrellgas Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended July 31, 2015**
> **Filed September 29, 2015**
> **Form 10-Q for the Quarterly Period Ended October 31, 2015**
> **Filed December 9, 2015**
> **File No. 1-11331**

Dear Mr. Heitmann:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2015

Notes To Consolidated Financial Statements

Note P. Segment Reporting, page F-33

1. We note you disclose Adjusted EBITDA for each segment and your chief operating decision maker evaluates your segments based on this measure. Your disclosure includes a reconciliation of Ferrellgas' total segment performance to consolidated net earnings, including some of the specific amounts required by ASC 280-10-50-22 but not separately for each segment. Please explain how your disclosure complies with this guidance requiring separate information for specific amounts for each segment or revise as necessary in future filings.

<u>Form 10-Q for the Quarterly Period Ended October 31, 2015</u>

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56</u>

2. We note the continued and prolonged decline in the price of crude oil constituted a triggering event for your Midstream operations- water solution business that ultimately resulted in the related goodwill being fully impaired. We also note volumes, revenues, and prices related to your propane business, and the entire industry, have been declining. Please tell us and in future filings expand your disclosure within Management's Discussion and Analysis to provide more specific insight regarding the operational impact, uncertainties and possible impairments a continued decline in commodity prices and volumes may have on your operations. Please refer to Item 303(b) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products